Filed Pursuant to Rule 433

Registration No. 333-286896

May 19, 2025

Free Writing Prospectus

To Prospectus dated May 1, 2025 and

Preliminary Prospectus Supplement dated May 19, 2025

$750,000,000

FMC Corporation

8.450% Fixed-to-Fixed Reset Rate Subordinated Notes Due 2055

May 19, 2025

Pricing Term Sheet

Issuer:	FMC Corporation

Expected Ratings:*	Moody’s: Ba1 (Stable) S&P: BB (Negative) Fitch: BB (Stable)

Trade Date:	May 19, 2025

Settlement Date:**	May 27, 2025 (T+5)

Price to Public:	100.000%

Yield to Maturity:	8.451%

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Santander US Capital Markets LLC

BNP Paribas Securities Corp.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	Citizens JMP Securities, LLC Loop Capital Markets LLC PNC Capital Markets LLC Rabo Securities USA, Inc. Wells Fargo Securities, LLC

Size:	$750,000,000

Maturity Date:	November 1, 2055

Interest Payment Dates:	Subject to our right to defer the payment of interest on the Notes as described under “Option to Defer Interest Payments” in the preliminary prospectus supplement, we will pay interest on the Notes semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2025.

First Reset Date:	November 1, 2030

Reset Dates:	First Reset Date and November 1 of every fifth year after 2030.

Interest Rate:	The Notes will bear interest (i) from, and including, the original issuance date to, but excluding, November 1, 2030 (“First Reset Date”) at a rate of 8.450% per year and (ii) from, and including, the First Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 4.366%, to be reset on each Reset Date; provided that the interest rate during any Reset Period will not reset below 8.450% (which equals the initial interest rate on the Notes).

Optional Deferral of Interest:	Up to 10 consecutive years per deferral.

Tax Event Call:	The Notes are redeemable, in whole, but not in part, at 100% of the principal amount of the applicable series, plus accrued and unpaid interest to, but excluding, the redemption date, by a date no later than 120 days following the occurrence of a Tax Event.

Rating Agency Event Call:	The Notes are redeemable in whole but not in part, at 102% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date, by a date no later than 120 days following a Rating Agency Event.

Optional Redemption:	We may redeem the Notes in whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day during the period commencing on the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date for the Notes.

CUSIP/ISIN:	302491AZ8/US302491AZ88

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

It is expected that delivery of the notes will be made against payment therefor on or about May 27, 2025, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Santander US Capital Markets LLC at 1-855-403-3636.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOTAPPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

3